Hudbay Announces First Quarter 2018 Results and Provides Update on the Lalor Gold Zone

Toronto, Ontario, May 2, 2018 – Hudbay Minerals Inc. (“Hudbay” or the “company”) (TSX, NYSE:HBM) today released its first quarter 2018 financial results. All amounts are in U.S. dollars, unless otherwise noted.

Summary:

•

Net profit of $41.4 million and earnings per share of $0.16 in the first quarter of 2018, compared to a net loss of $10.0 million (restated) and loss per share of $0.04 (restated) in the first quarter of 2017

•	Operating cash flow[1] of $131.8 million in the first quarter of 2018, a 64% increase from the first quarter of 2017
•

Production of copper, gold and silver in concentrate increased by approximately 13%, 50% and 32%, respectively, in the first quarter of 2018 compared to the first quarter of 2017 as a result of higher milled throughput at all operations

•

Reduced net debt[2] position by $37.7 million and improved liquidity during the first quarter 2018; as at March 31, 2018, Hudbay had net debt of $585.4 million and total available liquidity of $810 million, including $392.8 million in cash

•	Consolidated cash cost[2] , net of by-product credits, of $0.98 per pound of copper, an 11% increase from the first quarter of 2017
•	Consolidated all-in sustaining cash cost[2] , net of by-product credits, of $1.45 per pound of copper in the first quarter of 2018, down slightly from $1.46 in the first quarter of 2017
•

Peru precious metals production expected to be 15,000 ounces lower than initial guidance as a result of anticipated delay in mining of Pampacancha, with the majority of the estimated $45 million of Peru growth capital expected to be deferred to 2019; expected to meet all other production and cost guidance for 2018

•

Test mining of Lalor gold Zone 25 has confirmed the possibility of utilizing selective methods for the gold zone to mine fewer tonnes at a higher grade than reported in the current mineral resource estimate; trade-off studies to assess the mining and processing options for the gold mineral resources at Lalor are ongoing

Net profit and earnings per share in the first quarter of 2018 were $41.4 million and $0.16, respectively, compared to a net loss and loss per share of $10.0 million (restated) and $0.04 (restated), respectively, in the first quarter of 2017.

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1 Operating cash flow before change in non-cash working capital.
2 Net debt, cash cost and all-in sustaining cash cost per pound, net of by-product credits, are not recognized under IFRS. For a detailed description of each of these non-IFRS financial performance measures, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 6 of this news release.

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In the first quarter of 2018, operating cash flow before changes in non-cash working capital increased to $131.8 million, compared to $80.6 million in the first quarter of 2017, mainly as a result of higher copper sales volumes and higher realized prices of all metals.

“We began the first few months of the year much like we ended last year, by continuing to grow our positive free cash flow and reduce debt,” said Alan Hair, president and chief executive officer. “In 2018, we will look to further increase operating cash flow and reduce net debt. We are also focused on completing the ramp-up of base metal ore production at Lalor and beginning production from the gold zones, both of which progressed well during the first quarter of 2018, as well as moving Rosemont through the permitting process.”

Net profit and earnings per share in the first quarter of 2018 were affected by, among other things, the following items:

	Pre-tax gain	After-tax gain	Per share
	(loss)	(loss)	gain (loss)
	($ millions)	($ millions)	($/share)
Changes in accounting standards	(3.4)	(3.8)	(0.01)
Foreign exchange gain	4.0	3.4	0.01
Mark-to-market adjustments of various items	10.2	8.5	0.03
Pampacancha delivery obligation	(7.2)	(7.2)	(0.03)
Non-cash deferred tax adjustments	-	(2.8	(0.01)

Effective January 1, 2018, a new revenue accounting standard issued by the International Accounting Standards Board was implemented and applied retrospectively. Under the new standard, Hudbay’s stream agreements with Wheaton Precious Metals now incorporate a significant financing component. The accretion of financing expense on the deferred revenue balance increases the deferred revenue balance over time and the resulting higher deferred revenue balance is amortized to revenue, resulting in higher revenue per ounce of metal sold under the stream, and higher finance expense. The impact to the first quarter of 2018 is an increase to gross margin of $12.8 million, offset by an increase in finance expenses of $16.2 million. The net impact to after-tax earnings per share is a loss of $0.01. All of these changes are non-cash.

During the first quarter of 2018, Hudbay recognized an obligation to deliver additional precious metal credits to Wheaton Precious Metals as a result of the company’s expectation that mining at the Pampacancha deposit will not begin until 2019.

Compared to the first quarter of 2017, production of copper, gold and silver in concentrate in the first quarter of 2018 increased as a result of higher milled throughput at all of Hudbay’s operations together with higher grades for precious metals in Manitoba. Zinc production decreased by 6% as Lalor zinc grades have declined in line with the mine plan.

In the first quarter of 2018, consolidated cash cost per pound of copper produced, net of by-product credits, was $0.98, an increase compared to $0.88 in the same period last year. The increase is mainly due to increased operating costs at Hudbay’s 777 and Reed mines in Manitoba as the mines approach the later stages of their lives and reduced capitalized stripping at Constancia, resulting in higher operating expense. Incorporating sustaining capital, capitalized exploration, royalties and corporate selling and administrative expenses, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits, in the first quarter of 2018 was $1.45, down slightly from $1.46 in the first quarter of 2017.

Cash and cash equivalents increased by $36.3 million during the first quarter of 2018 to $392.8 million at March 31, 2018. This increase was mainly a result of cash generated from operating activities of $131.4 million. This inflow was partly offset by $48.7 million of financing expenditures primarily driven by $37.4 million in interest paid on outstanding debt, and $46.0 million of investing activities primarily at Hudbay’s Peru and Manitoba operations.

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Net debt declined by $37.7 million from December 31, 2017 to $585.4 million at March 31, 2018, as a result of cash flow from Hudbay’s operations. At March 31, 2018, total liquidity, including cash and available credit facilities, was $810.0 million, up from $777.9 million at December 31, 2017.

Financial Condition ($000s)	Mar. 31, 2018	Dec. 31, 2017
		(Restated)
Cash and cash equivalents	392,796	356,499
Total long-term debt	978,190	979,575
Net debt[1]	585,394	623,076
Working capital	335,800	251,388
Total assets	4,690,748	4,728,016
Equity	2,145,321	2,112,345

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information, please see page 6 of this news release.

Financial Performance	Three months ended
($000s except per share and cash cost amounts)	Mar. 31
	2018	2017
		(Restated)
Revenue	386,656	261,767
Cost of sales	265,885	205,121
Profit before tax	73,103	4,637
Profit (loss) for the period	41,445	(10,029)
Basic and diluted earnings (loss) per share	0.16	(0.04)
Operating cash flow before change in non-cash working capital	131,791	80,595

Production and Cost Performance		Three months ended			Three months ended
			Mar. 31, 2018			Mar. 31, 2017
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper	tonnes	31,551	7,655	39,206	27,211	7,520	34,731
Gold	oz	5,418	25,675	31,093	3,935	16,788	20,723
Silver	oz	645,886	331,252	977,138	539,534	198,360	737,894
Zinc	tonnes	-	28,782	28,782	-	30,570	30,570
Payable metal in concentrate sold
Copper	tonnes	29,568	6,938	36,506	18,565	7,850	26,415
Gold	oz	4,907	21,150	26,057	1,475	23,995	25,470
Silver	oz	595,630	290,826	886,456	383,263	293,302	676,565
Refined zinc[2]	tonnes	-	25,452	25,452	-	26,832	26,832

Cash cost[3]	$/lb	1.32	(0.38)	0.98	1.30	(0.66)	0.88
Sustaining cash cost[3]	$/lb	1.47	1.03		1.61	0.28
All-in sustaining cash cost[3]	$/lb			1.45			1.46

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.
2 Includes refined zinc metal sold and payable zinc in concentrate sold
3 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits, are non-IFRS financial performance measures with no standardized definition under IFRS. For further information, please see page 6 of this news release.

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Peru Operations Review

During the first quarter of 2018, the Peru operations produced 31,551 tonnes of copper, which was approximately 16% higher than production in the first quarter of 2017 as a result of improved ore throughput, offset by lower grades in line with the mine plan. Copper equivalent production in the first quarter of 2018 was higher than in the same period in 2017 as there were higher gold grades and higher mill throughput, partially offset by lower copper grades.

Recoveries of copper, gold and silver were slightly higher in the first quarter of 2018, compared to the same period in 2017. Improved recoveries were due to continued plant optimization and processing less transitional ore types.

Combined mine, mill and G&A unit operating costs in the first quarter of 2018 were 3% lower than the same period in 2017. The lower combined unit costs are mostly related to higher mill throughput partially offset by higher mining costs due to a decrease in the mining costs that are capitalized.

Cash cost per pound of copper produced, net of by-product credits, for the three months ended March 31, 2018 was $1.32, an increase of 2% from the same period in 2017 mainly as a result of lower capitalized mining costs and higher freight and treatment and refining costs, partially offset by higher copper production and by-product credits.

Sustaining cash cost per pound of copper produced, net of by-product credits, for the three months ended March 31, 2018 was $1.47, a decrease of 9% from the same period in 2017 as a result of the factors noted above as well as reduced sustaining capital expenditures in heavy civil works.

Hudbay completed a twin hole drill program in the fourth quarter of 2017 that confirmed the extent of the positive grade bias that has existed since the commencement of production at Constancia. The company also constructed a new resource model that formed the basis for a new mine plan and technical report for Constancia. The 2018 Technical Report includes an updated mine plan showing an increase to the total metal contained in the estimated mineral reserves. The new mine plan also reflects updated throughput, recoveries and capital and operating cost assumptions for the remaining life of mine at Constancia.

The 2018 Technical Report assumes that mining of the high-grade Pampacancha satellite deposit will commence in 2019, which is one year later than contemplated by the previous technical report. Although negotiations to secure surface rights over the Pampacancha deposit continue to progress and Hudbay has been granted access to the land to carry out early-works activities, the company anticipates a one year delay to mining at Pampacancha. In the interim, the company will continue to mine higher-grade ore from the main Constancia pit.

Manitoba Operations Review

During the first quarter of 2018, the Manitoba operations produced 28,782 tonnes of zinc, 7,655 tonnes of copper and 30,407 ounces of gold-equivalent precious metals. Production of gold and silver was higher than the same quarter in 2017 by 53% and 67%, respectively, as a result of higher precious metal grades at both Lalor and 777. Zinc production was 6% lower compared to the same period of 2017 as a result of lower grades at Lalor in line with the mine plan. Copper production remained consistent compared to the same period in 2017. Production of all metals in Manitoba for full year 2018 is forecast to be within the guidance ranges.

Ore mined at Hudbay’s Manitoba operations during the first quarter of 2018 increased by 2% compared to the same period in 2017 as a result of higher production at the Lalor and Reed mines, partially offset by lower production at the 777 mine. Unit operating costs for all mines for the first quarter of 2018 increased by 23% compared to the same period in 2017. The increase is a function of higher mobile and fixed infrastructure maintenance costs and higher expensed development costs.

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Ore mined at Lalor increased as the ramp-up of production continued and the mine transitioned to higher gold and copper grades with lower zinc as outlined in the life of mine plan. Higher unit costs reflect increased cement rock filling, extensive cable bolting as well as continued operating and capital development that are required to increase Lalor’s production rate to 4,500 tonnes per day, which is on track to be completed by the third quarter of 2018. The commissioning of the paste backfill plant, which is on track for mid-2018, is expected to improve scoop availability and provide flexibility to the mine planning and sequencing.

The Reed mine maintained consistent production and benefited from higher copper grades as Hudbay mines out Zone 10 at depth. Hudbay is no longer capitalizing development costs at Reed with the pending closure of the mine in the third quarter of 2018, resulting in higher unit operating costs compared to prior periods.

Ore mined at 777 declined as ground conditions warranted rehabilitation of headings and a more conservative stope sequence in order to adapt to more challenging operating conditions as the mine ages. Higher 777 unit operating costs were driven by higher mobile and fixed infrastructure maintenance costs and ground rehabilitation work completed in the quarter, together with the impact of lower production.

Ore processed in Flin Flon in the first quarter of 2018 was 5% higher than the same period in 2017 as a result of increased ore availability due to the transfer of excess Lalor ore to the Flin Flon concentrator. Copper and precious metals recoveries were higher in the first quarter of 2018 compared to the first quarter in 2017 as a result of higher head grades. Unit operating costs at the Flin Flon concentrator were 9% higher in the first quarter of 2018 compared to the same period in 2017 as a result of increased material handling costs driven by the management of large stockpiles, and initial difficulties in processing Lalor ore through the Flin Flon concentrator crushing plant due to the impact of cold winter weather. Ore processed at the Stall concentrator in the first quarter of 2018 was 5% higher compared to the same period in 2017 as a result of improved mechanical reliability. Unit operating costs at the Stall concentrator were 24% lower in the first quarter of 2018 compared to the first quarter of 2017 as damage to the crusher in December 2016 had necessitated the use of higher-cost temporary crushing facilities during the first quarter of 2017.

Manitoba combined mine, mill and G&A unit operating costs in the first quarter of 2018 were 16% higher than in the same period in 2017 as a result of higher costs at Hudbay’s mines and the Flin Flon concentrator. Combined unit costs are expected to be within the guidance range for 2018, as the higher costs in the first quarter were caused in part by the colder than normal winter.

Cash cost per pound of copper produced, net of by-product credits, in the first quarter of 2018 was negative $0.38. This was higher compared to the same period in 2017, primarily as a result of the factors affecting unit operating costs described above. Sustaining cash cost per pound of copper produced, net of by-product credits, in the first quarter of 2018 was $1.03, compared to $0.28 in the prior year period as a result of the same factors described above and planned increased sustaining and exploration capital spending.

Lalor Gold Zone Update

The Lalor mine plan for 2018 includes some mining of the gold zone for processing at Flin Flon, which was included in Hudbay’s precious metals guidance issued in January. Trade-off studies have been ongoing in order to assess the mining and processing options for the gold mineral resources at Lalor. Test mining of Zone 25 began in February 2018 in order to better understand the characteristics of the gold zone and to inform the evaluation of options for its processing. The test mining has confirmed the possibility of utilizing selective methods to mine fewer tonnes at a higher grade than reported in the current mineral resource estimate. Year to date, Hudbay has mined 4,500 tonnes at 14.5 g/t, confirming the opportunity to operate successfully at a higher cut-off grade. A batch sample of gold-rich ore sent to the Flin Flon concentrator in late 2017 achieved gold recoveries of 65%. Currently, the gold ore is being shipped to Flin Flon for processing.

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In parallel, Hudbay is continuing exploration in an attempt to further extend gold- and copper-rich veins down plunge from the existing resources and targeting possible extensions of the base metals lenses both up and down plunge from known resources. Highlights from the drill program that focused on extensions of gold- and copper-rich veins, each of which is outside of the current reserve, are provided in the below table.

Hole ID	From (m)	To (m)	Intercept (m)	Depth (m)	Estimated true width(m)[1]	Cu (%)[2]	Au (g/t)[2]
189W01	1197.0	1205.0	8.0	1154	7.1	0.1	9.3
193W01	1041.2	1046.5	5.4	1028	4.1	1.1	2.8
267W01	1120.8	1127.2	6.3	1098	4.5	2.7	11.3
273	1211.8	1215.8	4	1202	2.9	1.9	1.2
283	1242.7	1249.0	6.3	1240	4.2	7.8	5.9
283W02	1270.8	1276.3	5.5	1263	4.1	7.8	2.5
296	1227.5	1233.0	5.5	1184	4.2	5.2	5.6
296W01	1220.5	1228.3	7.8	1175	6.1	3.7	5.4

1 True widths are estimated based on drill angle and interpreted geometry of mineralization.
2 All gold and copper values are uncut.

In 2018, Hudbay will continue to conduct test mining of the gold lenses, which will support continued trade-off studies to assess the mining and processing options for Lalor gold and advance the permitting process for the potential refurbishment of the New Britannia mill. Ongoing exploration is targeted at converting gold mineral resources to mineral reserves at Lalor and greenfield gold exploration efforts in Snow Lake.

Rosemont Developments

Work continues with the U.S. Forest Service on the draft Mine Plan of Operations, which is progressing as planned. The remaining key federal permit outstanding is the Section 404 Water Permit from the U.S. Army Corps of Engineers.

Opponents of the Rosemont project have filed lawsuits against the U.S. Forest Service challenging, among other things, the issuance of the Final Record of Decision in respect of Rosemont. Hudbay is confident that Rosemont’s permits will continue to be upheld.

Outlook

Given our expectation that mining at Pampacancha will not begin until 2019, we expect that Peru precious metals production will be 50,000 to 70,000 ounces in 2018, a decrease of 20% compared to our initial 2018 guidance issued on January 17, 2018 and consistent with the 25% sensitivity noted in our initial guidance.3 The majority of the estimated $45 million of Peru growth capital, which includes expenditures for developing the Pampacancha deposit and acquiring surface rights from the local community, is expected to be deferred to 2019. Based on results to date, we expect to meet all other production and cost guidance for 2018.

Non-IFRS Financial Performance Measures

Net debt is shown in this news release because it is a performance measure used by the company to assess its financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because the company believes they help investors and management assess the performance of its operations, including the margin generated by the operations and the company. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers.

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3 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver converted to gold at a ratio of 70:1. Initial guidance for precious metals production, issued on January 17, 2018, was 65,000 to 85,000 ounces.

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These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For further details on these measures, including reconciliations to the most comparable IFRS measures, please refer to page 27 of Hudbay’s management’s discussion and analysis for the three months ended March 31, 2018 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Website Links

Hudbay:

www.hudbay.com

Management’s Discussion and Analysis:

http://www.hudbayminerals.com/files/doc_financials/2018/Q1/MDA181.pdf

Financial Statements:

http://www.hudbayminerals.com/files/doc_financials/2018/Q1/FS181.pdf

Conference Call and Webcast

Date:	Thursday, May 3, 2018

Time:	10 a.m. ET

Webcast:	www.hudbay.com

Dial in:	416-849-1847 or 1-866-530-1554

Qualified Person

The technical and scientific information in this news release related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P. Geo, Hudbay’s Senior Vice President and Chief Operating Officer. The technical and scientific information related to the Manitoba sites and projects (including the Lalor gold zone) contained in this news release has been approved by Robert Carter, P. Eng, Hudbay’s General Manager Mining Operations, Manitoba Business Unit. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for the company’s material properties as filed by Hudbay on SEDAR at www.sedar.com.

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Additional Information – Lalor Gold Zone Exploration Data

Information on the data verification performed on the exploration data related to the Lalor gold zone is contained in Hudbay’s most recently filed annual information form, dated March 29, 2018, and the current technical report for Lalor, dated March 30, 2017, each of which is filed on SEDAR at www.sedar.com. Quality Assurance/Quality Control procedures for the Lalor exploration program include the systematic insertion of blanks, standards and duplicates into the core sample strings. The results of the control samples are evaluated on a regular basis with batches and are re-analysed and/or resubmitted as needed. There are no drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the preliminary results.

Due to the length of the Lalor gold zone drillholes and the numerous downhole deviations in azimuth and dip, the azimuth and dip of the drill hole locations has not been reported. Instead, the table below provides the coordinates, azimuth and dip of the mineralized intercepts that have been reported in this news release.

	From			To			Azimuth at intercept	Dip at intercept	Core Size
Hole ID	Easting	Northing	Elevation	Easting	Northing	Elevation
189W01	426,663	6,081,675	4,149	426,660	6,081,675	4,142	272	-63	NQ
193W01	427,051	6,081,272	4,273	427,051	6,081,270	4,268	185	-76	NQ
267W01	427,185	6,081,266	4,204	427,183	6,081,266	4,197	242	-79	NQ
273	427,163	6,081,570	4,101	427,162	6,081,570	4,098	206	-79	NQ
283	427,223	6,081,530	4,064	427,222	6,081,530	4,057	248	-83	NQ
283W02	427,263	6,081,461	4,040	427,263	6,081,460	4,035	186	-77	NQ
296	427,251	6,081,311	4,121	427,251	6,081,310	4,115	154	-76	NQ
296W01	427,243	6,081,301	4,130	427,244	6,081,299	4,123	163	-73	NQ

Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this news release, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this news release is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, anticipated production at Hudbay’s mines and processing facilities, the anticipated timing, cost and benefits of developing the Rosemont project and Pampacancha deposit, the anticipated impact of any delays to the start of mining the Pampacancha deposit, the anticipated results of litigation challenging the Rosemont permitting process, anticipated exploration plans, including the planned exploration and development strategy for the Lalor gold zones, the exploration potential at Lalor, including the possibility of converting inferred mineral resources to higher confidence categories and establishing additional mineral resources through testing the continuity of the mineralized zones, the anticipated continued success of utilizing a selective mining method to mine the high grade gold zones, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of the company’s financial performance to metals prices, events that may affect its operations and development projects, the permitting, development and financing of the Rosemont project, the potential to optimize the scale of production at Lalor and to efficiently process the excess base metals ore and initial gold zone ore production at the Flin Flon mill, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs,economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

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The material factors or assumptions that Hudbay identified and were applied by the company in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

•	the success of mining, processing, exploration and development activities;
•	the scheduled maintenance and availability of the processing facilities;
•	the accuracy of geological, mining and metallurgical estimates;
•	anticipated metals prices and the costs of production;
•	the supply and demand for metals the company produces;
•	the supply and availability of all forms of energy and fuels at reasonable prices;
•	no significant unanticipated operational or technical difficulties;
•	the execution of Hudbay’s business and growth strategies, including the success of its strategic investments and initiatives;
•	the availability of additional financing, if needed;
•	the ability to complete project targets on time and on budget and other events that may affect the company’s ability to develop its projects;
•	the timing and receipt of various regulatory, governmental and joint venture partner approvals;
•	the availability of personnel for the exploration, development and operational projects and ongoing employee relations;
•	the ability to secure required land rights to develop the Pampacancha deposit;
•

maintaining good relations with the communities in which the company operates, including the communities surrounding the Constancia mine and Rosemont project and First Nations communities surrounding the Lalor and Reed mines;

•	no significant unanticipated challenges with stakeholders at the company’s various projects;
•	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
•	no contests over title to the company’s properties, including as a result of rights or claimed rights of aboriginal peoples;
•	the timing and possible outcome of pending litigation and no significant unanticipated litigation;
•	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
•	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of the company’s projects (including risks associated with the permitting, development and economics of the Rosemont project and related legal challenges), risks related to the exploration and development program at Lalor, including the inability to convert inferred mineral resources to higher confidence categories and to identify additional mineral resources, and risks associated with the selective mining of the high grade gold zones, risks related to the maturing nature of the 777 mine and the pending closure of the Reed mine and their impact on the related Flin Flon metallurgical complex, dependence on key personnel and employee and union relations, risks related to the schedule for mining the Pampacancha deposit (including the timing and cost of acquiring the required surface rights and the impact of any schedule delays), risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the company’s reserves, volatile financial markets that may affect the company’s ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the company’s ability to comply with its pension and other post-retirement obligations, the company’s ability to abide by the covenants in its debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in Hudbay’s most recent Annual Information Form.

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Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to U.S. issuers.

About Hudbay

Hudbay (TSX, NYSE: HBM) is an integrated mining company primarily producing copper concentrate (containing copper, gold and silver), zinc concentrate and zinc metal. With assets in North and South America, the company is focused on the discovery, production and marketing of base and precious metals. Directly and through its subsidiaries, Hudbay owns four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and a copper project in Arizona (United States). The company’s growth strategy is focused on the exploration and development of properties it already controls, as well as other mineral assets it may acquire that fit its strategic criteria. Hudbay’s vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. Hudbay’s mission is to create sustainable value through the acquisition, development and operation of high-quality, long-life deposits with exploration potential in jurisdictions that support responsible mining, and to see the regions and communities in which the company operates benefit from its presence. The company is governed by the Canada Business Corporations Act and its shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. Hudbay also has warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

For further information, please contact:

Carla Nawrocki
Director, Investor Relations
(416) 362-7362
carla.nawrocki@hudbay.com